# A2Z Provides Business, Operational and Administrative Update

**TEL AVIV, ISRAEL. February 8, 2021** - A2Z Smart Technologies Corp. **("A2Z"** or the **"Company") (TSXV:AZ) (OTCQX: AAZZF)**, an innovative technology company specializing in state-of-the-art automation and electronics technology, is pleased to provide the following business update in response to the recent increase in the Company's share price.

**Core Business**

A2Z's historic core business is that of engineering, producing and maintaining complex electronic systems, and unmanned robotic platforms.

This core business has, to date, provided a solid base for the Company's activities, generating a steady flow of revenue. As noted in the Company's continuous disclosure record, recent decreases in revenues are due to some projects being delayed as a result of the COVID-19 pandemic, and other Israeli government related projects have been delayed due to the Israeli parliament having not yet passed the annual budget for 2020 or 2021.

The Company actively looks for opportunities to expand its markets, by seeking additional contracts and competing in new tenders and will advise the markets when such opportunities are reached.

**Cust2Mate**

In November 2020 the Company completed the acquisition of 77.5% of Cust2Mate Limited ("**Cust2Mate**"). Please see the Company's press releases dated November 16, 2020.

Cust2Mate's smart carts are presently being tested in a pilot program with M. Yochananof and Sons 1988 Ltd. ("**Yochananof**"), which is a supermarket chain in Israel. As the pilot program draws to a close, Cust2Mate is transitioning to its sales and marketing efforts and Cust2Mate is already in negotiations with several supermarket operators from around the world (including advanced negotiations with Yochananof) for the sale of smart carts. The Company will advise the markets when such negotiations result in binding agreements.

Additionally, Cust2Mate is in the process of hiring a Chief Executive Officer to head up the Cust2Mate business ("**Cust2Mate CEO**"). The new Cust2Mate CEO will be instrumental in transforming Cust2Mate from a research and development company to a manufacturing, marketing and sales company.

Cust2mate is in the process of locating and hiring additional employees for marketing and product support as well client oriented services.

Cust2mate is also in process of establishing production capabilities of the smart carts with subcontractors who specialize in manufacturing.

**Fuel Tank Intelligent Containment System ("FTICS") capsule project**

The FTICS is a system that deploys in the event of a vehicle collision and is designed to eliminate the risk of the fuel tank combusting and causing fatal harm to passengers and property loss.

The Company is in final stages of internal testing of the product.

**Financing**

Between October 2020 and December 2020, the Company completed two private placements for total gross proceeds of CAD$10.9 million (Please see the Company's press releases dated November 16, 2020 and December 29, 2020).

**Administration**

Due to the continuing growth of the Company's business, we have taken additional office space and will relocate our management team to central Tel Aviv where we will be occupying office space of about 315 square meters, with effect March 1, 2021.

On Behalf of the Company,

Bentsur Joseph, CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

*Disclaimer: The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, the results of exploration activities -- that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere. These securities have not been, and will not be, registered in the United States*

*Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.*